SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
VCG HOLDING CORP.

(Name of the Issuer)
VCG Holding Corp.
Family Dog, LLC
FD Acquisition Co.
Troy Lowrie
Micheal Ocello
Lowrie Management, LLLP
Lowrie Investment Management, Inc.
LTD Investment Group, LLC

(Name of Person(s) Filing Statement)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
51508L 10 3

(CUSIP Number of Class of Securities)

Family Dog, LLC c/o VCG Holding Corp. 390 Union Blvd., Suite 540 Lakewood, CO 80228 (303) 934-2424 Attention: Troy Lowrie	VCG Holding Corp. 390 Union Blvd., Suite 540 Lakewood, CO 80228 (303) 934-2424 Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
Copies to:

Adam J. Agron Brownstein Hyatt Farber Schreck, LLP 410 Seventeenth Street, Suite 2200 Denver, CO 80202 (303) 223-1100	E. Lee Reichert Trygve E. Kjellsen Lathrop & Gage LLP 950 Seventeenth Street, Suite 2400 Denver, CO 80202 (720) 931-3200	James H. Carroll Faegre & Benson LLP Suite 200 1900 Ninth Street Boulder, CO 80302 (303) 447-7700
This statement is filed in connection with (check the appropriate box):
(a) ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b) ☐ The filing of a registration statement under the Securities Act of 1933.
(c) ☐ A tender offer.
(d) ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$25,094,684.25	$1,789.25

*	Calculated solely for the purpose of determining the filing fee.

**	The maximum aggregate transaction value was determined based upon the sum of the product of (i) 11,153,193 shares of VCG’s common stock (based on the number of shares outstanding on December 23, 2010), and (ii) the merger consideration of $2.25 per share (the “Total Consideration”). No consideration will be paid for any option because the exercise price of all outstanding options on exceeds the per share merger consideration. The filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, was determined by multiplying the Total Consideration with the applicable fee at the time of payment.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)	Amount Previously Paid: $1,789.25

(2)	Form, Schedule or Registration Statement No.: Schedule 14A and Amendments Nos. 1 and 2 thereto

(3)	Filing Party: VCG Holding Corp.

(4)	Date Filed: December 23, 2010

INTRODUCTION
     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) VCG Holding Corp., a Colorado corporation (“VCG,” or the “Company”), the issuer of the common stock, par value $0.0001 per share, that is subject to the Rule 13e-3 transaction, (2) Family Dog, LLC, a Colorado limited liability company (“Parent”), (3) FD Acquisition Co., a Colorado corporation (“Merger Sub”), (4) Lowrie Management LLLP, a Colorado limited liability limited partnership (“Lowrie Management”), (5) Lowrie Investment Management, Inc., a Colorado corporation (“LIM”), (6) LTD Investment Group, LLC, a Missouri limited liability company (“LTD”), (7) Micheal Ocello, VCG’s President and Chief Operating Officer (“Mr. Ocello”), and (8) Troy Lowrie, VCG’s Chairman of the Board and Chief Executive Officer (“Mr. Lowrie”). This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 9, 2010 (the “Merger Agreement”), that VCG entered into with Parent, Merger Sub, Mr. Ocello and Mr. Lowrie. VCG is sometimes referred to collectively along with Parent, Merger Sub, Lowrie Management, LIM, LTD, Mr. Ocello and Mr. Lowrie as the “Filing Persons.”
     If the Merger is consummated, Merger Sub will be merged with and into VCG, and VCG will continue as the surviving corporation (the “Surviving Corporation”) (such transaction, the “Merger”) and Parent will own all of VCG’s common stock. Upon the consummation of the Merger, each share of VCG’s common stock (other than shares of VCG’s common stock beneficially owned by Parent, Merger Sub, Mr. Lowrie, or Mr. Ocello, or shares owned by shareholders who properly exercise dissenters’ rights under Colorado law, or shares of VCG’s common stock held in treasury) will be cancelled and converted into the right to receive $2.25 in cash, without interest (the “Per Share Merger Consideration”). No consideration will be paid for any outstanding option either because they are unvested or, in the case of vested options, the exercise price of each option exceeds the Per Share Merger Consideration.
     Concurrently with the filing of this Transaction Statement, VCG is filing with the SEC Amendment No. 2 to a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the special meeting of VCG’s shareholders at which VCG’s shareholders will consider and vote upon a proposal to approve the Merger Agreement and the Merger. The Merger requires the affirmative vote of both (i) the holders of a majority of the outstanding shares of VCG’s common stock entitled to vote at the special meeting, and (ii) a majority of the votes actually cast at the special meeting. Any abstaining votes, broker non-votes and votes cast by Messrs. Lowrie and Ocello with regard to shares of VCG common stock beneficially owned by each of them will not be taken into account for any purpose when determining whether the requisite vote set forth in clause (ii) has been achieved (e.g. in calculating votes cast in favor or total votes cast); however, the shares of VCG’s common stock beneficially owned by Messrs. Lowrie and Ocello will be taken into account for purposes of the requisite vote set forth in clause (i) and establishing a quorum. Further, Messrs. Lowrie and Ocello intend to vote the shares beneficially owned by them in favor of the Merger.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all Appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the Appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.

Item 1.	Summary Term Sheet.
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”

     “Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information.
     (a) Name and Address. The address and telephone number of VCG’s principal executive offices set forth in the Proxy Statement under the caption “Important Information Regarding the Parties to the Transaction” are incorporated herein by reference. VCG’s name under the caption “Summary Term Sheet” is incorporated herein by reference.
     (b) Securities. The number of shares of VCG’s common stock set forth in the Proxy Statement under the captions “Summary Term Sheet” and “The Special Meeting—Record Date; Outstanding Shares, Voting Rights and Quorum” is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Purchases” is incorporated herein by reference.
     (d) Dividends. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Purchases” is incorporated herein by reference.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Purchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.
     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding the Parties to the Transaction”
“Other Important Information Regarding Us—Our Directors and Executive Officers”
“Other Important Information Regarding Us—Security Ownership of Certain Beneficial Owners and Management”
     (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Important Information Regarding the Parties to the Transaction”
“Other Important Information Regarding Us—Our Directors and Executive Officers”
     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding the Parties to the Transaction”
“Other Important Information Regarding Us—Our Directors and Executive Officers”

Item 4.	Terms of the Transaction.
     (a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting”
“Special Factors”
“The Merger Agreement”
Appendix A—Agreement and Plan of Merger
     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”
“Special Factors—Interests of VCG’s Directors and Officers in the Merger”
“Special Factors—Indemnification and Insurance”
“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”
“Special Factors—Financing of the Merger”
“The Merger Agreement—Merger Consideration and Treatment of Common Stock”
“The Merger Agreement—Contribution of VCG Common Stock to Family Dog and Conversion of Debt Held by Family Dog”
“The Merger Agreement—Treatment of Stock Options”
“The Merger Agreement—Restriction on Issuance of Securities to Certain Individuals after the Merger”
“The Merger Agreement—Termination of VCG Stock Plans and Repurchase Programs”
“The Merger Agreement—Indemnification and Insurance”
“The Merger Agreement—Voting Agreement; Transfer or Acquisition of Shares; Waiver Dissenters’ Rights”
Appendix A—Agreement and Plan of Merger
     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Merger Agreement—Dissenters’ Rights”
“The Merger Agreement—Voting Agreement; Transfer or Acquisition of Shares; Waiver of Dissenters’ Rights”
“The Merger Agreement—Conditions to the Merger”
“Dissenters’ Rights”
Appendix A—Agreement and Plan of Merger
Appendix D—Article 113 of the Colorado Business Corporation Act
     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Shareholders” is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in (i) VCG’s Annual Report on Form 10-K for the year ended December 31, 2009, as amended, including Item 13 therein, (ii) VCG’s Quarterly Report on Form 10-Q for the period ended on March 31, 2010, including Note 7 of the Notes to the Unaudited Consolidated Financial Statements set forth therein, (iii) VCG’s Quarterly Report on Form 10-Q for the period ended on June 30, 2010, including Note 10 of the Notes to Unaudited Condensed Consolidated Financial Statements, (iv) VCG’s Quarterly Report on Form 10-Q for the period ended on September 30, 2010, including Note 7 of the Notes to the Unaudited Consolidated Financial Statements set forth therein, and (v) the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”
“Special Factors—Interests of VCG’s Directors and Officers in the Merger”
“Other Important Information Regarding Us”
     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Real Estate Transaction Involving Mr. Lowrie”
     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Real Estate Transaction Involving Mr. Lowrie”
“The Merger Agreement”
Appendix A—Agreement and Plan of Merger
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”
“Special Factors—Financing of the Merger”
“The Merger Agreement”
Appendix A—Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of VCG’s Directors and Officers in the Merger”
“The Special Meeting—Surrender of Stock Certificates”
“The Merger Agreement—Merger Consideration and Treatment of Common Stock”
“The Merger Agreement—Treatment of Stock Options”
“The Merger Agreement—Procedure for Payment for the Shares of VCG Common Stock”
Appendix A—Agreement and Plan of Merger
     (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Material Developments after the Execution of the Merger Agreement”
“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”
“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”
“Special Factors—Interests of VCG’s Directors and Officers in the Merger”
“Special Factors—Real Estate Transaction Involving Mr. Lowrie”
“Special Factors—Indemnification and Insurance”
“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”
“Special Factors—Financing of the Merger”
“The Merger Agreement”
“Other Important Information Regarding Us—Our Directors and Executive Officers”
“Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Purchases”
Appendix A—Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”
“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”
“Special Factors—Certain Effects of the Merger”
     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Opinion of North Point Advisors”
Appendix B—Opinion of North Point Advisors
Appendix C—Supplement to Opinion of North Point Advisors
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Opinion of North Point Advisors”
“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”
“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”
“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”
“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”
“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”
“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”
“Special Factors—Opinion of North Point Advisors—Breakup Analysis”
“Special Factors—Position of Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello as to Fairness”
“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”
“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”
“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”
Appendix B—Opinion of North Point Advisors
Appendix C—Supplement to Opinion of North Point Advisors

     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Position of Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello as to Fairness”
“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”
“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Conduct of Our Business if the Merger is Not Completed”
“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”
“Special Factors—Interests of VCG’s Directors and Officers in the Merger”
“Special Factors—Real Estate Transaction Involving Mr. Lowrie”
“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”
“Special Factors—Financing of the Merger”
“Special Factors—Estimated Fees and Expenses”
“Special Factors—Material United States Federal Income Tax Consequences”
“The Merger Agreement”
Appendix A—Agreement and Plan of Merger

Item 8.	Fairness of the Transaction.
     (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Opinion of North Point Advisors”
“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”
“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”
“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”
“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”
“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”
“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”

“Special Factors—Opinion of North Point Advisors—Breakup Analysis”
“Special Factors—Position of Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello as to Fairness”
“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”
“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”
“The Special Meeting—VCG’s Board of Directors’ Recommendation”
Appendix B—Opinion of North Point Advisors
Appendix C—Supplement to Opinion of North Point Advisors
     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Opinion of North Point Advisors”
“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”
“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”
“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”
“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”
“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”
“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”
“Special Factors—Opinion of North Point Advisors—Breakup Analysis”
“Special Factors—Position of Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello as to Fairness”
“Special Factors—Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger”
“Special Factors—Purposes and Reasons for the Merger of Family Dog and FD Acquisition Co.”
“Special Factors—Purposes, Reasons and Plans for VCG after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”
“Special Factors—Interests of VCG’s Directors and Officers in the Merger”
“Other Important Information Regarding Us—Our Directors and Executive Officers”
Appendix B—Opinion of North Point Advisors
Appendix C—Supplement to Opinion of North Point Advisors
     (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“The Special Meeting—Record Date, Outstanding Shares, Voting Rights, and Quorum”

“The Special Meeting—Vote Required, Calculation of Vote, Abstentions and Broker Non-Votes”
“The Merger Agreement”
Appendix A—Agreement and Plan of Merger
     (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—The Special Committee and Special Committee Compensation”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Provisions for Unaffiliated Shareholders”
     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting—VCG’s Board of Directors’ Recommendation”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Position of Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello as to Fairness”
     (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisal. The opinion of North Point Advisors attached as Appendix B to the Proxy Statement, the supplement to the opinion of North Point Advisors attached as Appendix C to the Proxy Statement and the information set forth in the Proxy Statement under the following captions, are incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Opinion of North Point Advisors”
“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”

“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”
“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”
“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”
“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”
“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”
“Special Factors—Opinion of North Point Advisors—Breakup Analysis”
“Special Factors—Position of Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello as to Fairness”
Appendix B—Opinion of North Point Advisors
Appendix C—Supplement to Opinion of North Point Advisors
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“Special Factors—Opinion of North Point Advisors”
“Special Factors—Opinion of North Point Advisors—Historical Stock Trading Analysis”
“Special Factors—Opinion of North Point Advisors—Comparable Public Trading Multiple Analysis”
“Special Factors—Opinion of North Point Advisors—Comparable Precedent Transaction Analysis”
“Special Factors—Opinion of North Point Advisors—Premium Paid Analysis”
“Special Factors—Opinion of North Point Advisors—Discounted Cashflow Analysis”
“Special Factors—Opinion of North Point Advisors—Illustrative Leveraged Buyout Analysis”
“Special Factors—Opinion of North Point Advisors—Breakup Analysis”
Appendix B—Opinion of North Point Advisors
Appendix C—Supplement to Opinion of North Point Advisors
     (c) Availability of Documents. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”
“Special Factors—Financing of the Merger”
“The Merger Agreement—Financing”
Appendix A—Agreement and Plan of Merger
     (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“Special Factors—Interests of Mr. Lowrie and Mr. Ocello”
“Special Factors—Arrangements with Respect to VCG and Family Dog Following the Merger”
“Special Factors—Financing of the Merger”
“The Merger Agreement”
Appendix A—Agreement and Plan of Merger
     (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—The Special Committee and Special Committee Compensation”
“Special Factors—Limitations on North Point Advisors’ Analyses and Opinion”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Indemnification and Insurance”
“Special Factors—Financing of the Merger”
“Special Factors—Estimated Fees and Expenses”
“The Merger Agreement”
Appendix A—Agreement and Plan of Merger
     (d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Financing of the Merger”

Item 11.	Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Certain Effects of the Merger”
“Important Information Regarding the Parties to the Transaction”
“The Special Meeting—Record Date, Outstanding Shares, Voting Rights and Quorum”
“Other Important Information Regarding Us—Security Ownership of Certain Beneficial Owners and Management”
     (b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Other Important Information Regarding Us—Security Ownership of Certain Beneficial Owners and Management”
“Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Purchases”

Item 12.	The Solicitation or Recommendation.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting—Record Date, Outstanding Shares, Voting Rights and Quorum”
     (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Position of Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello as to Fairness”
“Special Factors—Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger”
“The Special Meeting—VCG’s Board of Directors’ Recommendation”

Item 13.	Financial Information.
     (a) Financial Information. The audited consolidated financial statements set forth in VCG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income set forth in VCG’s Quarterly Report for the fiscal quarter ended September 30, 2010, are incorporated herein by reference, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Other Important Information Regarding Us—Selected Historical Consolidated Financial Data”
“Other Important Information Regarding Us—Ratio of Earnings to Fixed Charges”
“Other Important Information Regarding Us—Book Value Per Share”
“Where You Can Find More Information”
     (b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Estimated Fees and Expenses”
“The Special Meeting—Solicitation of Proxies and Expenses”
     (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting—Solicitation of Proxies and Expenses”
“Special Factors—Background of the Merger”

Item 15.	Additional Information.

     (b) Other Material Information. The information contained in the Proxy Statement, including all Appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits.
     (a)(1) Preliminary Proxy Statement of VCG Holding Corp., incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed with the SEC on March 8, 2011 (the “Preliminary Proxy Statement”).
     (a)(2)(i) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.
     (a)(2)(ii) Form of Letter to Shareholders, incorporated herein by reference to the Preliminary Proxy Statement.
     (a)(2)(iii) Form of Notice to Shareholders, incorporated herein by reference to the Preliminary Proxy Statement.
     (a)(2)(iv) Exchange Act Rule 14a-12 solicitation materials filed with the SEC on November 10, 2010.
     (a)(2)(v) Exchange Act Rule 14a-12 solicitation materials filed with the SEC on November 24, 2010.
     (b)(1) Business Loan Agreement, dated August 28, 2009, by and between Lowrie Management, LLLP and Citywide Banks.
     (b)(2) Promissory Note, dated August 28, 2009, by and between Lowrie Management, LLLP and Citywide Banks.
     (b)(3) Change in Terms Agreement, dated September 16, 2010, by and between Lowrie Management, LLLP and Citywide Banks.
     (b)(4) Change in Terms Agreement, dated February 28, 2011, by and between Lowrie Management, LLLP and Citywide Banks.
     (c)(1) Opinion of North Point Advisors, incorporated by reference to Appendix B to the Preliminary Proxy Statement.
     (c)(2) Presentation Materials, dated August 17, 2010, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.*
     (c)(3) Presentation Materials, dated September 1, 2010, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.*
     (c)(4) Presentation Materials, dated October 2010, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.*
     (c)(5) Presentation Materials, dated November 9, 2010, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.*
     (c)(6) Presentation Materials, dated March 1, 2011, of North Point Advisors to the Special Committee of the Board of Directors of VCG Holding Corp.
     (c)(7) Supplement to Opinion of North Point Advisors, incorporated by reference to Appendix C to the Preliminary Proxy Statement.
     (d) Agreement and Plan of Merger, dated as of November 9, 2010, by and among VCG Holding Corp., Family Dog, LLC, FD Acquisition Co., Troy Lowrie and Micheal Ocello, incorporated by reference to Appendix A to the Preliminary Proxy Statement.
     (f) Article 113 of the Colorado Business Corporation Act, incorporated by reference to Appendix D to the Preliminary Proxy Statement.
     (g) None.

*	Previously filed on February 3, 2011.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2011	VCG HOLDING CORP.
	By:	/s/ George Sawicki
		Name:	George Sawicki*
		Title:	Chairman of the Special Committee

Dated: March 8, 2011	FAMILY DOG, LLC
	By:	/s/ Troy Lowrie
		Name:	Troy Lowrie
		Title:	Chief Executive Officer

Dated: March 8, 2011	FD ACQUISITION CO.
	By:	/s/ Troy Lowrie
		Name:	Troy Lowrie
		Title:	Chief Executive Officer

Dated: March 8, 2011	LOWRIE MANAGEMENT, LLLP
	By:	Lowrie Investment Management, Inc. Its General Partner
	By:	/s/ Troy Lowrie
		Name:	Troy Lowrie
		Title:	President

Dated: March 8, 2011	LOWRIE INVESTMENT MANAGEMENT, INC.
	By:	/s/ Troy Lowrie
		Name:	Troy Lowrie
		Title:	President

*	Evidence of Mr. Sawicki’s authority to execute this Transaction Statement as an authorized representative of VCG Holding Corp. is attached to the original Transaction Statement on Schedule 13E-3 filed with the SEC on December 23, 2010.

Dated: March 8, 2011	LTD INVESTMENT GROUP, LLC
	By:	/s/ Micheal Ocello
		Name:	Micheal Ocello
		Title:	Managing Member

Dated: March 8, 2011	/s/ Troy Lowrie
Troy Lowrie

Dated: March 8, 2011	/s/ Micheal Ocello
Micheal Ocello